February 7, 2020

Ronald Loudoun
Chief Executive Officer
GREEN HYGIENICS HOLDINGS INC.
13795 Blaisdell Place, Suite 202
Poway, CA 92064

       Re: GREEN HYGIENICS HOLDINGS INC.
           Registration Statement on Form S-1
           Filed January 31, 2020
           File No. 333-236212

Dear Mr. Loudoun:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Marc A. Indeglia, Esq.